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Santos Ltd
ABN 8000 7550 923
Santos House Level 29
91 King William Street
Adelaide South Australia 5000
GPO Box 2455
Adelaide South Australia 5001
Telephone: (08) 8218 5111
International: 61 8 8218 5111
Investor Relations
Facsimile: 61 8 8218 5131

Santos

Date: Thu 18 Apr 2002 01:57:07 AM EDT

To: SECURITIES EXCHANGE COMMISSION
: SECURITIES EXCHANGE COMMISSION

From: SANTOS LTD
: SANTOS HOUSE
: 91 KING WILLIAM STREET
: ADELAIDE SA 5000

Subject: Weekly Drilling Report w/e 18 April

Number of pages (incl. cover sheet): 2

dlw 4/19

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Santos Limited - Weekly Drilling Report

ABN 80 007 550 923

Santos

Week Ending 18th April 2002

Wildcat Exploration Well

Exeter 1

Type	Oil Exploration Wildcat	
Location	Offshore Western Australia WA-191-P, Carnarvon Basin. 11.0 Km SW of Norfolk 1, 7.5km SW of Pitcairn 1, and some 150km N of Dampier.	
Status at 0600hrs 18/04/02	Undertaking abandonment program. As previously reported the well reached a total depth of 3212m with 1061m progress for the week. Wireline log interpretation indicates an 18m net oil column within the Late Jurassic Angel Formation. The well is to be plugged and abandoned pending further field appraisal. The rig is expected to be released overnight, and will move to Mutineer 2.	
Planned Total Depth	3326m	
Permit Interest Holders	Santos Group	33.3972%
	Exxon-Mobil	33.4023%
	Nippon Oil	25.0000% *
	Woodside	8.2000%
	* Nippon Oil have elected not to participate in the drilling of Exeter 1.	
Well Interest Holders	Santos Group	44.5303%
	Exxon-Mobil	44.5364%
	Nippon Oil	0.0000% *
	Woodside	10.9333%
Operator	Santos Group	

Crocker Perkins 2

Type	Gas Exploration Wildcat	
Location	Texas USA Mikeska Project, Live Oak County,	
Status at 0500hrs 17/04/02 (Houston Time)	Drilling ahead. The current depth and progress for the week is 1562m. Crocker Perkins 2 spudded on 10/04/02.	
Planned Total Depth	3960m	
Interest	Santos Group	45.0 %
Operator	Santos Group	

Enquiries: Dr Graeme Bethune
General Manager - Finance & Investor Relations
ph. 08 8218 5157
fax. 08 8218 5970

During the week ending 18th April 2002 Santos Limited also participated in 1 appraisal and 6 development wells.
A complete list of Santos' drilling activity is available from www.santos.com

Studsvik®

PRESS RELEASE 1(1)

2002-04-18

Studsvik negotiates co-operation in the DOE market

Studsvik AB and a major American company are in the final phase of negotiating a co-operation to utilize Studsvik's THOR technology on waste materials which are in the possession of the U.S. Government including U.S. Department of Energy (DOE).

Studsvik is already, through it's Erwin facility, established in the U.S. market for treatment of radioactive waste from commercial nuclear power plants.

For further information please contact:
Hans-Bertil Håkansson, President and Chief Executive Officer,
phone +46 155 22 10 26 or +46 709 67 70 26